P.O. Box 370
KIRKLAND LAKE, ON, P2N 3J1

Symbol – TSX & AIM: KGI

October 24, 2006

Exploration Drilling continues to return Significant Mineralization

Hole 50-741 To South Returns 1.55 Ounces of Gold Over 62.4 feet,
11.65 ounces over 9 feet and 0.58 ounces over 15.1 feet;
Other New South Results include 1.30 Ounces of Gold over 21.2 Feet

Kirkland Lake Gold Inc. (the “Company”) is pleased to announce an update on exploration drilling testing the new ore systems to the south of the No. 3 Shaft.

The Company has completed six additional drill holes from the 5000-foot level targeting the New South Zone. Five of the six holes have returned ore-grade mineralization.

Drill hole 50-741 has intersected multiple zones of mineralization including 1.55 ounces of gold per ton (“opt”) uncut (or 1.02 opt cut) over a core length of 62.4 feet on the New South Zone. Drill hole 50-696W assayed 1.30 opt uncut (or 0.79 opt cut) over a core length of 21.2 feet on the New South Zone as well.

“The New South Zone continues to represent the most important discovery made by the Company to date and these latest results add to the increasing ounce base of these impressive zones.” said Duncan Middlemiss, Kirkland Lake Gold’s Engineering and Production Manager. ”The potential for high grade production is currently being increased with every hole targeting this growing area.”

Highlights of the current results:

  Drill hole 50-741 returned, in addition to the New South Zone intersection described above, seven additional intersections including 11.65 opt uncut (or 3.24 opt cut) over a core length of 9.0 feet, 0.37 opt over a core length of 5.4 feet, 0.58 opt over a core length of 15.1 feet, 0.55 opt over a core length of 4.3 feet, 0.42 opt over a core length of 6.8 feet and 5.21 opt uncut (or 1.82 opt cut) over a core length of 2.4 feet.

  The New South intersections in 50-696W and 50-741 have now proven continuity with previously released drill hole 50-696 which assayed 1.31 opt over a core length of 9.6 feet, 140 feet to the east (see press release dated February 14th, 2006) and has verified the potential dip component of 1,300 feet for the New South Zone. Drill hole 50-741 has extended the strike length to approximately 500 feet. (see figure 1)

  The intersection of 11.65 opt over a core length of 9.0 feet in drill hole 50-741 correlates with a previously released intersections in drill hole 50-740 (1.11 opt over a core length of 4.7 feet, see press release dated September 6th, 2006). Initial interpretation of this new zone also shows a possible correlation with previously released drill hole 53-482 which assayed 9.60 opt uncut over a core length of 10.7 feet (see press release dated October 3rd, 2006). This new zone, now termed the “White Zone” indicates considerable potential as the distance between the intersections in 53-482 and 50-741 is 700 feet. Additional drilling will be required to prove continuity.

  The next series of pilot and wedged holes will target the New South Zone east of reported drill hole 50-732 which assayed 0.96 opt uncut (or 0.69 opt cut) over a core length of 47.6 feet.

The diagram referred to in this release may be viewed at the Company’s website, www.klgold.com and will provide context to the above statements.

Figure #1 is a plan view showing the latest intersections south of the No. 3 shaft workings.

The following table summarizes the latest drilling program results. (Imperial values)

DRILL HOLE No.	VEIN	FROM (feet)	TO (feet)	HOLE DIP (degrees)	AZIMUTH (degrees)	ASSAY (oz. per ton/feet)
50-741	Lower D North	1103.2	1118.3	-13	133	0.58/15.1’ CL = 7.4’ TW
	White Zone	1292.4	1301.4			11.65/9.0’ CL = 8.0’ TW, Uncut
						3.24/9.0’ CL = 8.0’ TW, Cut
	Incl.	1292.4	1294.6			23.44/2.2’ CL = 2.0’ TW, VG
	and	1294.6	1296.9			15.53/2.3’ CL = 2.1’ TW, VG
	and	1296.9	1298.7			5.85/1.8’ CL = 1.6’ TW, VG
	New Zone	1404.8	1407.2			5.21/2.4’ CL = TW?, Uncut
						1.82/2.4’ CL = TW?, Cut
	Incl.	1404.8	1405.9			10.90/1.1’ CL = TW?, VG, Tell
	New South	2082.8	2145.2			1.55/62.4’ CL = 13.3’ TW, Uncut
						1.02/62.4’ CL = 13.3’ TW, Cut
	Incl.	2117.2	2119.6			12.20/2.4’ CL = 0.5’ TW, VG
	and	2122.0	2124.0			8.80/2.0’ CL = 0.4’ TW, VG
	and	2137.4	2139.2			4.36/1.8’ CL = 0.4’ TW, VG
50-696W	New South	2133.4	2154.6	-14	128.8	1.30/21.2’ CL = 8.6’ TW, Uncut
						0.79/21.2’ CL = 8.6’ TW, Cut
	Incl.	2138.8	2140.7			9.12/1.9’ CL = 0.8’ TW, VG
50-696W2	New South	1862.2	1867.7	-14	128.8	1.36/5.7’ CL = 2.1’ TW, Uncut
						1.12/5.7’ CL = 2.1’ TW, Cut
	Incl.	1865.3	1866.4			4.76/1.1’ CL = 0.4’ TW, VG
50-696W4	New South	1921.7	1925.8	-18	133	0.71/4.1’ CL = 1.3’ TW
	New	2112.7	2129.7			0.36/17.0’ CL = TW ?
50-732	New South	2045.42	2093.0	-12.5	124.8	0.96/47.6’ CL = 5.2’ TW, Uncut
						0.69/47.6’ CL = 5.2’ TW, Cut
	Incl.	2056.3	2057.8			4.33/1.5’ CL = 0.2’ TW, Tell
	and	2057.8	2059.1			12.36/1.3’ CL = 0.1’ TW, VG, Tell
50-732W	New South	1902.4	1904.1	-12.5	124.8	1.62/1.7’ CL = 0.8’ TW, VG

TW = True Width CL = Core Length VG = Visible Gold TELL = Tellurides CUT= cut to 3.50 oz/ton

The following table summarizes the latest drilling program results. (Metric values)

DRILL HOLE No.	VEIN	FROM (m)	TO (m)	HOLE DIP (degrees)	AZIMUTH (degrees)	ASSAY (grams per tonne/m)
50-741	Lower D North	336.3	340.9	-13	133	19.9/4.6m CL = 2.3m TW
	White Zone	394.0	396.8			399.4/2.8m CL = 2.4m TW, Uncut
						111.1/2.8m CL = 2.4m TW, Cut
	Incl.	394.0	394.7			803.7/0.7m CL = 0.6m TW, VG
	and	394.7	395.4			532.5/0.7m CL = 0.6m TW, VG
	and	395.4	395.9			200.6/0.5m CL = 0.5m TW, VG
	New	428.3	429.0			178.6/0.7m CL = TW?, Uncut
						62.4/0.7m CL = TW?, Cut
	Incl.	428.3	428.6			373.7/0.3m CL = TW?, VG, Tell
	New South	635.0	654.0			53.1/19.0m CL = 4.1m TW, Uncut
						35.1/19.0m CL = 4.1m TW, Cut
	Incl.	645.5	646.2			418.3/0.7m CL = 0.2m TW, VG
	and	647.0	647.6			301.7/0.6m CL = 0.1m TW, VG
	and	651.7	652.2			149.5/0.5m CL = 0.1m TW, VG
50-696W	New South	650.4	656.9	-14	128.8	44.6/6.5m CL = 2.6m TW, Uncut
						27.1/6.5m CL = 2.6m TW, Cut
	Incl.	652.1	652.7			312.7/0.6m CL = 0.2m TW, VG
50-696W2	New South	567.7	569.4	-14	128.8	46.6/1.7m CL = 0.6m TW, Uncut
						38.4/1.7m CL = 0.6m TW, Cut
	Incl.	568.7	569.0			163.2/0.3m CL = 0.1m TW, VG
50-696W4	New South	585.9	587.1	-18	133	24.3/1.2m CL = 0.4m TW
	New	644.1	649.3			12.3/5.2m CL =TW?
50-732	New South	623.5	638.1	-12.5	124.8	32.9/14.6m CL = 1.6m TW, Uncut
						23.7/14.6m CL = 1.6m TW, Cut
	Incl.	626.9	627.4			148.5/0.5m CL = 0.1m TW, Tell
	and	627.4	627.8			423.8/0.4m CL = 0.1m TW, VG
50-732W	New South	580.0	580.5	-12.5	124.8	55.5/0.5m CL = 0.2m TW, VG

TW = True Width CL = Core Length VG = Visible Gold TELL = Tellurides CUT= cut to 120 grams/tonne

About the Company

The Company purchased the Macassa Mine and the 1,500 ton per day mill along with four former producing gold properties – Kirkland Minerals, Teck-Hughes, Lake Shore and Wright Hargreaves – in December 2001. These properties, which have historically produced some 22 million ounces of gold, extend over seven kilometres between the Macassa Mine on the east and Wright Hargreaves on the west and, for the first time, are being developed and explored under one owner. This camp is located in the Abitibi Southern Greenstone Belt of Kirkland Lake, Ontario, Canada.

The results of the Company’s underground diamond drilling program have been reviewed, verified (including sampling, analytical and test data) and compiled by the Company's geological staff (which includes a ‘qualified person’, Michael Sutton P.Geo., the Company’s Chief Geologist, for the purpose of National Instrument 43-101 Standards of Disclosure for Mineral Projects, of the Canadian Securities Administrators).

The Company has implemented a quality assurance and control (QA/QC) program to ensure sampling and analysis of all exploration work is conducted in accordance with the best possible practices. The drill core is sawn in half with half of the core samples shipped to the Swastika Laboratories in Swastika, Ontario or to the Macassa mine laboratory for analysis. The other half of the core is retained for future assay verification. Other QA/QC includes the insertion of blanks, and the regular re-assaying of pulps/rejects at alternate certified labs (Polymet, Accurassay). Gold analysis is conducted by fire assay using atomic absorption or gravimetric finish. The laboratory re-assays at least 10% of all samples and additional checks may be run on anomalous values.

The Company’s Kirkland Lake properties are the subject of a report prepared by Roland H. Ridler, B.A.Sc.(Hons.), M.A.Sc., Ph.D.(Econ.Geol.), P.D., entitled Kirkland Lake Mineral Properties (Macassa Mine, Kirkland Lake Gold, Teck-Hughes, Lake Shore, Wright-Hargreaves dated November 30, 2001. The Company’s Macassa Mine Property is the subject of reserve and resource report prepared by Glenn R. Clark, P. Eng., entitled Review of Resources and Reserves of Macassa Mine, Kirkland Lake, Ontario dated July 18, 2006. Both of these technical reports have been filed on SEDAR (www.sedar.com).

For further information, please contact:

Brian Hinchcliffe	Scott Koyich
President	Investor Relations
Phone 1 705 567 5208	Phone 1 403 215 5979

Fax 1 705 568 6444	E-mail: info@klgold.com
E-mail: bhinchcliffe@klgold.com

Chelsea Hayes	Website- www.klgold.com
Pelham Public Relations
Phone 020 7743 6675
E-mail: chelsea.hayes@pelhampr.com

Neither the Toronto Stock Exchange nor the AIM Market of the London Stock Exchange
has reviewed and neither accepts responsibility for the adequacy or accuracy of this news release.

FIGURE 1

N
O4 BREAK
-4000
-3000
-1000
1000
-2000
LEVEL 4750
LEVEL 5300
50-740
5.57oz/50.0' CL
Lower D North
50-740
1.11oz/4.7' CL
White Zone
50-741:
0.37oz/5.4' CL
0.58oz/15.1' CL
Lower D North
0.55oz/4.3' CL
11.65 oz/9.0' CL
White Zone
0.42oz/6.8' CL
5.21oz/2.4' CL
OTHER
NEW ZONES
#7 BREAK
(PREVIOUS #6 SPLAY)
5300 Cross Cut
Now At This Point
NEW SOUTH
ZONE
50-696W4
0.71 oz/4.1' CL
New South
50-669W1
0.38oz/42.0' CL
New South
50-696W2
1.36 oz/5.7' CL
New South
50-732W
1.62 oz/1.7' CL
New South
50-732
0.96 oz/47.6' CL
New South
LOWER D ZONE
CURRENT RESOURCE BLOCK
50-740
50-741
50-696W4
50-732W
50-732
50-696
1.31oz/9.6' CL
New South
50-697W1
1.49oz/39.8' CL uncut
New South
50-622
3.34oz/1.0' CL
50-627W1
1.43oz/124.5' CL uncut
New South
50-741
1.55 oz/62.4' CL
New South
50-696W4
0.36 oz/17.0' CL
? Zone
50-696W
1.30 oz/21.2' CL
New South
SCALE: 2000 FT
LEGEND
CL CORE LENGTH
TW TRUE WIDTH
ALL ASSAYS IN OZ/TON (UNCUT) OVER CORE LENGTH (CL) UNLESS OTHERWISE STATED
RECENT DRILLING ASSAYS IN OZ/TON OVER CORE LENGTH (ALL ASSAYS ARE UNCUT)
PART OF LEVELS 4750 AND 5300
ZONE OR BREAK
NEW DRIFT DEVELOPMENT
PROPOSED NEW DRIFT
DIAMOND DRILL HOLE
PLAN VIEW OF RECENT DRILLING
SHOWING DISCOVERIES TO THE SOUTH
#3 SHAFT AREA, KIRKLAND LAKE GOLD INC,
KIRKLAND LAKE, ONTARIO
FIGURE 1
OCT 24, 2006